                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO



                              ____________________

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                              ____________________


                        eGAIN COMMUNICATIONS CORPORATION
                       (Name of Subject Company (Issuer))

                              _____________________


                        eGAIN COMMUNICATIONS CORPORATION
                        (Name of Filing Person (Offeror))

           Options to Purchase Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                              _____________________


                                    28225C103
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              ____________________


                                  ASHUTOSH ROY
                             Chief Executive Officer
                        eGain Communications Corporation
                               455 W. Maude Avenue
                               Sunnyvale, CA 94086
                                 (408) 212-3400
                     (Name, address and telephone number of
                      person authorized to receive notices
                         and communications on behalf of
                                 filing person)

                                    Copy To:

                            STANLEY F. PIERSON, ESQ.
                             Pillsbury Winthrop LLP
                               2550 Hanover Street
                               Palo Alto, CA 94304
                                 (650) 233-4500






                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

         Transaction valuation*                         Amount of filing fee

--------------------------------------------------------------------------------

               $6,994,967                                      $1,399
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of common stock of eGain Communications Corporation having a weighted average exercise price of $1194 as of May 23, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:    $1,399

          Form or Registration No.:  Schedule TO

          Filing Party:              eGain Communications Corporation

          Date Filed:                May 24, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_] third party tender offer subject to Rule 14d-1.

          [X] issuer tender offer subject to Rule 13e-4.

          [_] going-private transaction subject to Rule 13e-3.

          [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Introductory Statement

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on May 24, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 15, 2001 and by Amendment No. 2 thereto filed with the Securities and Exchange Commission on June 22, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of more than $4.00 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 24, 2001, and the related cover letter and Summary of Terms. This Amendment No. 3 extends the offer period by four days such that the offer shall expire at 12:00 midnight Pacific Time on Friday, August 10, 2001 and provides that the Replacement Grant Date is expected to occur within five business days of February 11, 2002.

Item 12. Exhibits.

     A. The Offer to Exchange, dated May 24, 2001, attached to Schedule TO as Exhibit (a)(1), as subsequently amended (the "Offer to Exchange") is further amended to extend the offer period such that the offer shall expire at 12:00 midnight Pacific Time on Friday, August 10, 2001.

     B. The Offer to Exchange is amended to provide that the Replacement Grant Date is expected to occur within five business days of February 11, 2002.

     C. The Election Form to Exchange Options, attached to Schedule TO as Exhibit (a)(2), as subsequently amended (the "Election Form to Exchange Options") is further amended to extend the offer period such that the Offer shall expire at 12:00 midnight Pacific Time on Friday, August 10, 2001.

     D. The Election Form to Exchange Options, is amended to provide that the Replacement Grant Date is expected to occur within five business days of February 11, 2002.

     E. The Notice of Change in Election Form From Accept to Reject, attached to Schedule TO as Exhibit (a)(3), as subsequently amended is further amended to extend the offer period such that the offer shall expire at 12:00 midnight Pacific Time on Friday, August 10, 2001.

     F. The Notice of Change in Election Form From Reject to Accept, attached to Schedule TO as Exhibit (a)(4), as subsequently amended is further amended to extend the offer period such that the offer shall expire at 12:00 midnight Pacific Time on Friday, August 10, 2001.

     G. Item 12 of the Schedule TO is amended and restated to add a reference to Exhibit (a)(11) which is attached hereto, as follows:

          (a)(1)    * Offer to Exchange, dated May 24, 2001, as amended June 15,
                      2001.

          (a)(2)    * Form of Election Form.

          (a)(3)    * Form of Change in Election Form from Accept to Reject.

          (a)(4)    * Form of Change in Election Form from Reject to Accept.

          (a)(5)    * Email communication to eGain employees dated May 23, 2001.

          (a)(6) eGain Communications Corporation Annual Report on Form 10-K for its fiscal year ended June 30, 2000, filed with the Securities and Exchange Commission on August 25, 2000 and incorporated herein by reference.

          (a)(7)      eGain Communications Corporation Quarterly Report on
                      Form 10-Q for its fiscal quarter ended March 31, 2001 and filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

          (a)(8)   *  Slides that were shown to employees at meetings on June
                      12, 2001 and June 14, 2001 and are to be posted on the Company's intranet.

          (a)(9)   *  email communication to eGain employees dated June 21, 2001 regarding Employee Stock Option Exchange Program

          (a)(10)  *  email communication to eGain employees dated June 21, 2001 regarding Extension to Employee Stock Option Exchange Program (ESOEP).

          (a)(11) email communication to eGain employees dated August 2, 2001 regarding Revised Extension Date for ESOEP.

          (d)(1)   *  EGain Communications Corporation Amended and Restated 1998
                      Stock Option Plan, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-83439) initially filed with the Securities and Exchange Commission on July 22, 1999 and subsequently amended, and incorporated herein by reference.

          (d)(2)   *  Form of Option Agreement Pursuant to the eGain
                      Communications Corporation Amended and Restated 1998 Stock Option Plan, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-83439) initially filed with the Securities and Exchange Commission on July 22, 1999 and subsequently amended, and incorporated herein by reference.

          (d)(3)   *  EGain Communications Corporation 2000 Non-Management Stock
                      Option Plan filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

          (d)(4)   *  Form of Option Agreement pursuant to the eGain
                      Communications Corporation 2000 Non-Management Stock Option Plan filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      eGAIN COMMUNICATIONS CORPORATION


                                                /s/ Harpreet Grewal
                                      __________________________________________
                                                   Harpreet Grewal
                                               Chief Financial Officer

     Date: August 3, 2001


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                                INDEX TO EXHIBITS

Exhibit
Number            Description
------            -----------



(a)(11) Email communication to eGain employees dated August 2, 2001 regarding Revised Extension Date for ESOEP.